

Capitalization Tables
Housing Us Holdings II, Inc

Pre 2022 Reg CF Capital Raise CAP Table

	Class A Shares	Class B Shares	Class E Shares	Class F Shares
Authorized	0	125,000	50,000	100,000
Outstanding	0	0	2,000	100,000
% Ownership	0%	0%	1.96%	98.4%

Post 2022 Reg CF Capital Raise CAP Table*

	Class A Shares	Class B Shares	Class E Shares	Class F Shares
Authorized	0	125,000	50,000	100,000
Outstanding	0	125,000	2,000	100,000
% Ownership	0%	55.07%	0.88%	44.05%

*Assumes that all Class B shares sell in 2022 Reg CF Capital Raise.